VIA FACSIMILE AND U.S. MAIL


January 20, 2006

Mr. J. Steven Evans
Vice President/Finance and Chief Accounting Officer
Medsolutions, Inc.
12750 Merit Drive, Park Central VII, Suite 770
Dallas, Texas 75251

	RE:	Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Quarters Ended March 31, June 30 and
September 30, 2005
      File No. 0-32995

Dear Mr. Evans:

      We have reviewed your letter dated January 6, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.






Management`s Discussion and Analysis or Plan of Operation, page 17

Statement of Operations Data, page 17

2. We have reviewed your response to comment four. On page 18 you state, "[w]e consider EBITDA to be a widely accepted financial indicator of a company`s ability to service debt, fund capital expenditures and expand its business...The funds depicted by this measure may not be available for management`s discretionary use due to legal or functional requirements, debt service, other commitments and uncertainties." If you do not intend to present the non-GAAP measure you currently characterize as EBITDA as a liquidity measure, please revise your disclosure to clearly indicate this and explain why you believe the measure provides useful information to investors.

However, if you continue to believe the non-GAAP measure you currently characterize as EBITDA is an indicator of your ability to service debt and fund capital expenditures you should:
* Provide an equally prominent disclosure of cash flows from operations wherever EBITDA is discussed;
* Provide a reconciliation of EBITDA to cash flow from operations;
and
* Present all three cash flow measures wherever EBITDA is discussed.

We further note your statement that in future filings you will provide greater clarity in describing the significance of the EBITDA measure. As requested in comment one of our letter to you dated November 15, 2005, please provide us with your proposed revised disclosure. Please refer to Item 10(e)(1) of Regulation S-K and Questions 12 and 14 from our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Results of Operations - Year 2004 Compared to 2003, page 18

3. We have reviewed your response to comment six. It is unclear why you recorded the bonuses, which were payable only when and if funds became available, as liabilities in 2001. Recognition of a liability is appropriate when future sacrifices of economic benefits due to present obligations are probable. Please provide us with additional information to help us understand the appropriateness of your initial recognition of the bonuses.








Financial Statements, page F-i

Consolidated Statements of Cash Flows, page F-6

4. We have read your response to comment eight. Please amend your Form 10-KSB for the year ended December 31, 2004 and subsequent quarterly filings on Form 10-QSB to reflect the correction of the error in your statements of cash flows. We remind you that when you file your restated Form 10-KSB you should address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
* updated Item 9A. disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted your principal executive and principal financial officers` original conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
                        Please refer to Items 307 and 308(c) of
Regulation S-K.
* include all updated certifications.

5. Please tell us what consideration you have given to the need to file an Item 4.02(a) Form 8-K regarding non-reliance on previously issued financial statements. If you have concluded that a filing on
Form 8-K is not required, please tell us the basis for your conclusion. If you conclude that such a filing is required, please include all of the information required by Item 4.02(a) of Form 8-
K,
including disclosure of the following information:
   * the date of the conclusion regarding the non-reliance and an identification
of the financial statements and years or periods covered that should
no   longer be relied upon;
   * a brief description of the facts underlying the conclusion to the extent
	known to you at the time of filing; and
   * a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).




Note 3 - Summary of Significant Accounting Policies, page F-9

Goodwill and Intangible Assets, page F-10

6. We have read your response to comment 10. As previously requested, please provide us with a copy of your quantitative goodwill impairment analysis performed in accordance with paragraphs
19-21 of SFAS 142 as of December 31, 2004. Please explain the basis for any material assumptions.

AmeriTech Acquisition, page F-10

7. We have read your response to comment 12.  The settlement appears
to reduce the purchase price as a result of incomplete performance by
the seller. Further, your response to comment 17 would appear to indicate a further reduction in the purchase price for the remaining
$150,000 balance, which is payable only upon the delivery of audited
financial statements for AmeriTech.  Assuming the audited
statements
are not delivered, it appears the entire $750,000 note issued in the
acquisition will be cancelled.  The note appears to account for
42%
of the post-clawback purchase price. The basis for characterizing such a significant portion of the purchase price as unrelated to the assets purchased is unclear. Please explain the basis for, and cite the accounting literature used to support, your recognition of the settlement of the note payable as gain from extinguishment of debt rather than a purchase price adjustment.

Revenue Recognition, page F-12

8. We have read your response to comment 13. As requested in comment one of our letter to you dated November 15, 2005, please provide us with your proposed revised disclosure. Please ensure that your revised disclosure clarifies when you recognize revenue and how your policy satisfies the requirements of SAB Topic 13:A. In this regard, please clearly state whether you recognize revenue only once each of the five activities in the receiving process is complete.

Stock-Based Compensation, page F-12

9. We have read your response to comment 14. Your table clearly details a separate line item for charges for stock-based awards using fair value accounting as required by paragraph 45(c)(3). Please also include a line item for awards of stock-based employee compensation included in the determination of net income as required by paragraph
45(c)(2) of SFAS 123, as amended by SFAS 148.




Note 4 -  Acquisition of Certain Assets of Ameritech
Environmental,
Inc. and Bray Medical Waste Service, page F-17

10. We have read your response to comment 18. Please provide us with more specific details regarding the analysis you performed and disclose how you determined the market value of your common stock and the assumptions used in determining the assigned value. Please also tell us whether the assigned values are based on an internal valuation or a valuation prepared by an unrelated valuation specialist.

11. Please provide us with a timeline that shows the market value of your stock for all periods presented through your latest quarter. This timeline should also indicate the dates and amounts of all stock sales for cash, the dates, amounts and valuations for all other issuance and the dates and strike prices for all options issued. Please also provide explanations for fluctuations in market value such as the decrease from $1.00 to $0.75 following the Med-Con acquisition.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant, at
(202)
551-3741, if you have questions regarding our comments.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. J. Steven Evans
January 20, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE